KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.


06016802

SUPPL

8th September, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

This notification replaced the Announcement released on 7 September at 11:45 under RNS no 63191. Item 15 should have read 23,200 and not 17,500 as indicated.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Kerry Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) above

3. Name of *director* Kevin Kelly

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

A Ordinary Shares of 12.5 cent

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Goodbody Stockbrokers Nominees Ltd

8 State the nature of the transaction

Share Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

8,500

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Less than 0.001%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

€17.45

14. Date and place of transaction

5 September 2006 - Dublin

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

23,200 – Less than 0.001%

16. Date issuer informed of transaction

6 September 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Frank Hayes

+353 66 718 2304

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Brian Durran - Secretary

Date of notification

8 September 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Kerry Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) above

3. Name of *director* Kevin Kelly

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

A Ordinary Shares of 12.5 cent

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Goodbody Stockbrokers Nominees Ltd

8 State the nature of the transaction

Share Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

8,500

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Less than 0.001%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

€17.45

14. Date and place of transaction

5 September 2006 - Dublin

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

17,500 – Less than 0.001%

16. Date issuer informed of transaction

6 September 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Frank Hayes

+353 66 718 2304

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Brian Durran - Secretary

Date of notification

7 September 2006

END

Press Announcement

Tuesday 5 September 2006

Interim Report
Half Year Ended 30 June 2006

Kerry, the global ingredients, flavours, and consumer foods group, reports interim results for the half year ended 30 June 2006.

Financial Highlights

- Sales revenue growth of 7% to €2,265m
- Like-for-like revenue growth of 3.5%
- EBITDA up 1.9% to €216m
- Trading profit growth of 1.5% to €162m
- Adjusted earnings per share* up 2% to 54.9 cent
- Interim dividend per share up 10% to 5.5 cent

  *before intangible amortisation and non-trading items

Kerry Group Chief Executive, Hugh Friel said; "As previously signalled, the first six months of 2006 have proved extremely challenging. The delay in recovering the significant energy related cost increases slowed growth during the period. However, we have full confidence in our growth strategies and our longer term growth performance will benefit from critical attention to on-going cost recovery programmes, supply chain efficiencies, increased investment in product innovation and asset optimisation – including elimination of non-core activities. Earnings for the full year are expected to be in line with current market expectations".

For further information please contact:

Frank Hayes
Director of Corporate Affairs — Tel no + 353 66 7182304
Fax no +353 66 7182972

Kerry Web Site: www.kerrygroup.com

Chairman's Statement
For the half year ended 30 June 2006

As signalled in our Annual General Meeting Statement, the first six months of 2006 have proved extremely challenging. The delay in recovering the significant energy related cost increases slowed growth during the period. In the face of further raw material price fluctuations, this meant that the results for the period, while marginally ahead of the first half of 2005, are reported in line with our revised expectations.

The Group continues to have full confidence in its business model and strategies to achieve our growth objectives. In the aftermath of a long series of predominantly bolt-on acquisitions in recent years, our focus on supply chain initiatives and in optimising processing and business support structures while eliminating non-core activities is achieving good operational results. Our focus on new product developments and on further cost recovery initiatives to maintain Kerry's business operating growth model will continue to be aggressively pursued. Delivery of enhanced health, wellness and nutritional values now extends across all food and beverage categories and Kerry businesses are to the fore in leading product developments in association with our key customers. Group trading since the end of the period continues in line with market expectations.

Results

Total Group revenue in the period grew by 7% to €2,265m, reflecting like-for-like growth of 3.5% relative to the same period of last year. Whilst cost recovery programmes proved successful in most territories, the unprecedented impact of energy related cost increases (180 basis points on margin or €40m) limited trading profit growth to 1.5% to a level of €162m in the period. This resulted in a Group trading margin of 7.2%, 40 basis points below the same period of 2005.

Profit after taxation was maintained at €101m with earnings before intangible asset amortisation and non-trading items increased by 2.3% to €103m. Adjusted earnings per share increased by 2% to 54.9 cent. The interim dividend of 5.5 cent per share reflects an increase of 10% over the 2005 interim dividend.

While Group businesses had budgeted for significant cost inflation during the period, the impact and scale of energy and energy related cost increases adversely impacted the performance of individual Kerry business units and the performances of their respective customers. Crude oil prices, having grown on average by 42% in 2005, increased by a further 32% in the period.

The adverse impact of energy related and raw material cost inflation has continued into the second half of the current year and the Group continues to focus critical attention through its long-term customer relationships and partnerships on necessary cost recovery programmes.

Business Reviews

Food Ingredients

Despite the prevailing market difficulties, Kerry's food ingredients businesses recorded successful results in the period delivering a satisfactory like-for-like revenue growth rate of 5% (total growth adjusted for acquisitions, disposals and currency translation). Total sales revenue increased by 6.5% to €1,548m. Trading profits grew by 4% to €123m. The 20 basis points reduction in the trading margin to 8% reflects the time lag in recovery of cost increases particularly in European markets. In the face of significant pressures, the Group's performance throughout food and beverage ingredients markets reflects the resilience of Kerry's ingredients, flavours and bio-science businesses operationally and technically.

In American ingredients markets the Group's strong nutritional focus, leveraging its broad technological base delivered 5.5% like-for-like revenue growth with encouraging roll-out of new product developments and line extensions through major accounts. Total revenue in the region during the period grew by 10.9% to €635m.

In the USA, Kerry's ingredients businesses have been successfully re-organised into Integrated Business Units to better meet market needs for healthy convenient food and beverage offerings and to support growth through integrated platforms for delivery of added-value solutions. Demand for nutritional functional foods and specialty food and beverage products continues to grow at encouraging levels, providing good opportunities for Kerry's breadth of technology-based ingredients and integrated solutions.

In the sweet sector strong progress has been recorded in 2006 in the cereal, ice-cream, confectionery and nutritional categories. During the period, the Group's technical capabilities in nutritional and wellness food categories was further advanced through the acquisition of Custom Industries and Nuvex Ingredients. Both acquisitions complement our existing facilities in the U.S. and Canada, adding new proprietary technologies and valuable production capacity to meet Kerry's growth plans. Custom Industries is a leading manufacturer of particulates for bakery and ready-to-eat cereal applications and confectionery ingredients for sweet goods. Operating from two modern manufacturing facilities located in St. Genevieve, Missouri and Toronto, Canada; Custom has experienced strong growth through leading food manufacturers, foodservice channels and regional bakeries. Nuvex Ingredients operates from a state-of-the-art, organically certified, production facility located in Blue Earth, Minnesota. Specialising in customised high-protein and fibre nutritional lines, the business has well-established core supplier relationships with leading manufacturers of breakfast cereals, functional foods and nutritional snacks.

Progress was also achieved in the savoury ingredients sector, in particular through regional snack processors and added-value meat processors. Market conditions in the speciality dairy sector remained challenging but development initiatives in functional nutritional lines and proprietary liquid formats are achieving encouraging results. A new Proteins and Nutritionals business unit was established to support development through soy systems, dairy proteins, hydrolysed proteins and nutritional/fortified beverage systems across nutritional categories including the medical and infant nutrition sectors. Kerry's dedicated

food and beverage business unit again reported good growth in the U.S. market through restaurant chain accounts and coffee house chains. Re-branding programmes and new product introductions in the Da Vinci, Oregon Chai and JetTea range proved successful.

Good progress continues in Mexico, Central American and South American markets. In Mexico and Central America strong top-line growth was accomplished in snack and convenience categories whilst food and beverage applications in the foodservice sector are making good headway. In Brazil, market development progress was maintained through meat seasonings into the growing added-value meat sectors and sweet ingredients into the ice-cream sectors.

Kerry Bio-Science delivered good top-line growth in the first half of 2006. In American markets, good revenue growth was achieved in fermented ingredients through cultures and natural shelf life extender products in the culinary, meat and dairy sectors. Following a review of Kerry's emulsifier manufacturing capability and the need to optimise supply chain management and customer service in the sector, the Group has confirmed that the Brantford facility in Canada will close by year-end and production will transfer to Malaysia and the Netherlands. Enzymes and beverage ingredients recorded satisfactory growth in American markets in the period. Proteins showed strong growth year-on-year particularly in the pharma segment. Progress in cell nutrition through proteins and yeast extracts was again very encouraging in biopharmaceutical applications. Good sales growth in Sheffield™ Pharma excipients continued, but margins were reduced due to the time lag in recovery of raw material and energy related cost increases.

Energy related cost increases and raw material supply issues due to citrus crop damage arising from the hurricanes of '05 impacted performance in the American flavours industry in the period under review. Nevertheless, Mastertaste grew in line with market trends and the division has a promising project pipeline with major accounts. Following successful trials, it's unique anti-microbial flavour technology is expected to yield good results in added-value meat applications and personal care products.

In Asia Pacific markets, Kerry's market development programme continues to record good results. Sales revenue grew by 9.1% to €174m reflecting like-for-like growth of 9.4%. Nutritional bases and speciality lipids achieved good growth in the hot and cold beverage sectors in Asian markets. Progress through savoury systems continued in the snack products category in North Asia. Seasonings and marinades achieved good growth in the added-value fish and meat industries. The Group's branded beverage applications continued to grow in the fast growing foodservice sector in the region and were successfully introduced to the Chinese market. Mastertaste flavours is also making good progress in establishing a robust business platform in the region. Equally Kerry Bio-Science is successfully complementing other Group businesses in the region through application of its technologies in the beverage, meat, dairy, confectionery and bakery sectors. A $10m programme to significantly expand production at the Esterol emulsifier plant in Malaysia was commenced during the period which will establish a 'Centre of Excellence' for the division's global emulsifier business.

Despite the slowdown in industry development in the Australian and New Zealand markets, Kerry businesses performed well. Coffee house chains and specialist foodservice outlets provided good opportunity for Kerry's flavoured beverage applications. Pinnacle again recorded excellent growth in Australian multiple retail chains and specialist bakery groups through its branded offerings of convenience bakery products.

European Ingredients markets endured a challenging trading environment due to the well reported difficulties in many food industry categories particularly in the UK market. Sales revenue growth across Kerry's European based ingredients businesses slowed to 2.8% to a level of €631m. However this reflects like-for-like revenue growth of 4.2% relative to the same period of 2005 when account is taken of business disposals. Against such industry pressures, raw material pricing issues and energy related cost inflation; ingredients providers have not achieved adequate cost recovery in the marketplace. The slowdown in growth in the prepared foods sector impacted margins in the seasonings and coating sectors. However, Kerry continued to achieve good progress through seasonings, culinary systems and sauces in premium growth sectors. Snack seasonings performed well in regional customer accounts throughout European markets including Eastern Europe. A major focus on cost cutting and operational efficiencies is yielding good results particularly in Italy, France and Germany. Two manufacturing facilities were closed in the UK and one in Italy during the period.

Kerry's sweet and fruit ingredients businesses in the UK performed well with new listings in the growing health and nutritional sectors. However conditions in the fruit preparations market in France remained very difficult.

Dairy markets in Europe continued to weaken during the first half of 2006. The transition in EU Institutional support for dairying over the past three years, from processor/market supports to direct dairy farmer payments, has had a continuing negative impact on market returns. This impacted significantly on Kerry's Irish based dairy processing and dairy ingredients operations which, while accounting for a relatively small percentage of total Group activity, remain an important constituent of our portfolio of businesses. The effect of such market support issues will continue to adversely impact returns at processor and primary producer level in the near term – until global supply/demand levels come into balance as consumption progressively increases. Kerry Group remains confident with respect to the long-term outlook for dairy products and dairy ingredients.

Improved manufacturing efficiencies at the Kerry Bio-Science plant in Menstrie, Scotland contributed to a good performance through yeast extracts in European culinary markets, notwithstanding significant raw material and energy costs. This resulted from the major investment programme completed in late 2005. Enzymes saw greater development in the brewing sector. Development of Kerry Bio-Science functional systems yielded good results in the bakery and ice-cream sectors. The Group's heightened focus on meeting customer demands for enhanced nutritional offerings was significantly boosted by the new Kerry Group Nutrition Technical Centre established in Almere, the Netherlands.

Mastertaste flavours grew in line with industry trends in European markets with good growth recorded in savoury and beverage applications.

Consumer Foods

Against a background of significant cost pressures, a weak performance in poultry markets and losses connected with the Hartlepool operation, Kerry Foods' consumer food businesses in the UK and Irish markets performed robustly in the first half of 2006. Divisional revenue grew by 6.6% to €875m reflecting static overall like-for-like growth as a result of sectoral price deflation. The difficult market conditions restricted cost recovery programmes to offset the significant energy, packaging and distribution cost increases incurred during the period. The cost/price squeeze together with the aforementioned operational issues resulted in a 4.6% reduction in trading profits to €52m.

The performance of Kerry's consumer foods business in such difficult market conditions is testament to its brand positioning and investment, and to a continuing focus on health/wellness offerings and nutritional improvements, new product development, category premiumisation and lowest cost production systems.

In Ireland, Kerry Foods' category leading brands all grew market share in the first half of 2006. Denny achieved excellent growth in sausage, rasher and pre-packed sliced meats benefiting from its new brand identity and marketing programmes. Similarly, Ballyfree also benefited from the positive nutritional profile and food values of its range. In the convenience food-to-go sector strong market development continued through the Freshways, Dawn, Kerry Spring and Kerryfresh offerings. Double digit growth was achieved in the Freshways sandwich range, assisted by the re-launch of the Freshways 'Healthy Ways' line. Three new health juice offerings were introduced in the Dawn range; Dawn Benefits – with Multi-vitamins and Calcium, Probiotic and Omega-3 – supported by national TV and press campaigns.

The Irish and UK poultry markets remained highly competitive during the period, with further cost pressures significantly impacting profitability of the sector. Cheese and spreads had a good performance across both markets, with continued progress through Charleville and Low Low in Ireland. Cheestrings continued to grow successfully during the period assisted by new TV advertising campaigns emphasising its natural nutritional values. In the adult healthy snack market, Brunchettas has continued to achieve strong double digit growth as the market progressively develops.

In the chilled ready meals sector the slowdown in overall market growth continued into the first half of 2006, but by the end of the period the rate of growth again accelerated – driven primarily by premium categories. Kerry Foods' chilled ready meals business continued to achieve satisfactory growth due to its positioning in premium sectors. The Hartlepool facility was closed so as to maximise production efficiencies. Noon Group acquired in August 2005 continued to perform well. A focus on consumer requirements for more significant natural, nutritionally balanced recipes using premium quality healthy ingredients has led Kerry Foods to introduce significant new product innovations in the sector in conjunction with major UK retail groups. 'The Food Doctor' innovative range of ready meals has been successfully launched within the premium health sector using a combination of raw and cooked ingredients that can be steamed in the microwave in seconds to give great tasting meals. Kerry Foods will also launch its 'Champneys' wellbeing brand of multi-cuisine meals in the second half of 2006.

The rate of decline in the frozen ready meals sector slowed during the period. Rye Valley Foods achieved good volume growth due to its quality asset base and lowest cost producer status. However intense competition in a declining market and energy related cost increases adversely impacted profitability relative to the same period of last year.

Richmond continued to achieve a strong performance, growing its market share in both the fresh and frozen segments of the UK sausage market. Wall's saw revenue values decline in the standard segment but enjoyed good growth in the parchment sector and through Wall's Micro Sausages. Porkinsons also recorded good volume and value growth year-on-year. The growth of meat snacking continues at encouraging levels and Mattessons Fridge Raiders has captured a major share of this growing category.

Kerry Foods recorded good volume growth in the UK pastry sector but cost recovery proved difficult in a highly competitive marketplace. As well as maximising processing efficiencies through closure of facilities in Sligo, Limerick, Mitcham and Hartlepool, the consumer foods division also sold the St. Brendan's Irish Cream Liqueur business based in Derry.

Geographic Markets

Total Group sales revenue throughout European markets in the first half of 2006 grew by 5.2% to €1.5 billion. In American markets, the Group's ingredients and flavours businesses increased sales revenue by 10.9% to €635m. Sales revenue in Asia Pacific markets grew by 9.1% to €174m.

Finance

Like-for-like revenue growth of 3.5% and a 40 basis point reduction in trading margin reflects an overall robust trading performance in difficult market conditions. The latter in particular was impacted by the significant increase in the market price of energy (up 32% in the period) and the related impact on packaging and certain soft commodities. This increase of approximately €40m (or 180 basis points on the margin) was partially recovered during the period through ongoing pricing, procurement and supply chain initiatives.

Free cash flow for the period at €20m (H1 2005: €24m) reflects the increased seasonal investment in working capital of €100m. Earnings before interest, tax, non-trading items, depreciation and amortisation (EBITDA) increased by 1.9% to €216m. The return on shareholders' equity was 14.7% for the period.

Expenditure on Group acquisitions during the period amounted to €86m net of disposals. Net debt at the end of the half year increased to €1,338m compared to €1,265m at the end of the first half of 2005. The ratio of net debt to EBITDA remained at 2.8 times. Finance costs were €35m, compared to €30m in the same period of 2005 (reflecting an increase in interest rates) with EBITDA to net interest covered 7.0 times (H1 2005: 8.6 times).

Share Buy Back Programme

At the 2006 Annual General Meeting shareholders approved the repurchase of up to 5% of the issued share capital of the Company. In June 2.8m shares (1.5%) were purchased and are now held as treasury shares pending their reissue to meet obligations arising from the Company's share option schemes and long term incentive plan. As a result the total number of shares in issue at 30 June 2006 reduced to 184,560,310 compared to 187,092,180 at the end of June 2005. The Board may utilise this authority up to the remaining balance of 6.5m shares over the course of the period for which the authority is valid (the 2007 Annual General Meeting).

The Group continues to pursue acquisition opportunities and should such opportunities not materialise in significant quantum in any given period, the Board may, if it is in the best interest of shareholders, use it's cash to invest in Share Buy Back Programmes.

Dividend

The Board has declared an interim dividend of 5.5 cent per share, an increase of 10% on the 2005 interim dividend of 5 cent per share. The interim dividend will be paid on 24 November 2006 to shareholders registered on the record date 20 October 2006.

Current Trading and Outlook

Despite the current competitive trading environment and difficulties in recovering the unprecedented level of cost increases in some territories, Kerry Group is well positioned across global growth markets and its strong technology platforms will continue to lead innovation and category growth. In global ingredients markets Kerry is satisfied that its strong organic growth rates are achievable into the future. In consumer food categories the underlying strength of Kerry Foods' brands, their focus on health and wellness product innovations and positioning in convenience growth categories, will ensure that the division continues to outperform category growth rates.

The recent competitive pressures in the food industry will inevitably increase the pace of industry consolidation. Kerry is well positioned to actively pursue strategic opportunities arising from such consolidation which will contribute further supply chain efficiencies for the Group and support top-line and earnings growth into the future. The Group is currently exploring a busy pipeline of bolt-on acquisition opportunities.

We continue to focus on operational efficiency improvements. During the past year eight manufacturing facilities were closed and a further four were sold with the associated non-core businesses. In the near term, it is planned to sell or close a further ten manufacturing facilities across Group operations. The benefits of this action programme on completion will contribute an improvement of 25 basis points per annum in the Group trading margin.

We continue to focus on necessary cost recovery programmes to overcome the current cost pressures in our industry segments. Earnings for the full year are expected to be in line with current market expectations.

Results for the half year ended 30 June 2006

Kerry Group plc
Consolidated Income Statement
for the half year ended 30 June 2006

	Notes	**Half year ended 30 June 2006 Unaudited €'000**	Half year ended 30 June 2005 Unaudited €'000	Year ended 31 Dec. 2005 Audited €'000
Revenue	1	**2,265,336**	2,117,238	4,429,777
Trading profit		**162,249**	159,876	380,213
Intangible asset amortisation		**(5,433)**	(4,820)	(10,331)
Non-trading items	2	**3,223**	6,254	(3,623)
Operating profit		**160,039**	161,310	366,259
Finance costs		**(34,772)**	(30,409)	(68,353)
Profit before taxation		**125,267**	130,901	297,906
Income taxes		**(24,534)**	(30,335)	(62,030)
Profit after taxation and attributable to equity shareholders		**100,733**	100,566	235,876
Earnings per ordinary share (cent)				
- basic	3	**53.8**	53.8	126.1
- fully diluted	3	**53.6**	53.5	125.5

Kerry Group plc
Consolidated Balance Sheet
as at 30 June 2006

	30 June 2006 Unaudited €'000	30 June 2005 Unaudited €'000	31 Dec. 2005 Audited €'000
Non-current assets			
Property, plant and equipment	**1,061,266**	1,015,943	1,066,931
Intangible assets	**1,679,400**	1,453,991	1,633,367
Financial asset investments	**14,131**	6,113	12,442
Deferred tax assets	**4,168**	15,314	12,115
	2,758,965	2,491,361	2,724,855
Current assets			
Inventories	**573,469**	568,988	544,438
Trade and other receivables	**623,276**	642,352	558,831
Cash and cash equivalents	**101,235**	97,701	163,903
Financial assets	**7,378**	-	1,862
Assets classified as held for sale	**-**	4,616	10,415
	1,305,358	1,313,657	1,279,449
Total assets	**4,064,323**	3,805,018	4,004,304
Current liabilities			
Trade and other payables	**886,117**	854,869	845,285
Financial liabilities	**205,185**	211,344	143,854
Tax liabilities	**50,501**	49,793	44,659
Provisions	**-**	6,302	-
Deferred income	**4,226**	3,860	3,078
Liabilities classified as held for sale	**-**	-	1,899
	1,146,029	1,126,168	1,038,775
Non-current liabilities			
Financial liabilities	**1,233,889**	1,153,001	1,297,210
Retirement benefit obligation	**178,561**	267,115	249,103
Other non-current liabilities	**103,767**	93,837	107,297
Deferred tax liabilities	**126,721**	103,261	112,276
Deferred income	**19,147**	22,537	21,959
	1,662,085	1,639,751	1,787,845
Total liabilities	**2,808,114**	2,765,919	2,826,620
Net assets	**1,256,209**	1,039,099	1,177,684
Capital and reserves			
Share capital	**23,419**	23,386	23,399
Share premium account	**381,022**	377,844	378,979
Other reserves	**(31,826)**	23,438	23,501
Retained earnings	**883,594**	614,431	751,805
Shareholders' equity	**1,256,209**	1,039,099	1,177,684

Kerry Group plc
Consolidated Statement of Recognised Income and Expense
for the half year ended 30 June 2006

	Half year ended 30 June 2006 Unaudited €'000	Half year ended 30 June 2005 Unaudited €'000	Year ended 31 Dec. 2005 Audited €'000
Fair value movements on available-for-sale investments	**1,689**	(338)	12,209
Fair value movements on cash flow hedges	**7,248**	(3,652)	(3,383)
Exchange difference on translation of foreign operations	**(15,258)**	25,261	17,747
Actuarial gains / (losses) on defined benefit pension schemes	**64,640**	(59,166)	(50,387)
Deferred tax on items taken directly to reserves	**(12,987)**	15,193	16,412
Net income / (expense) recognised directly in equity	**45,332**	(22,702)	(7,402)
Transfers			
Cash flow hedges to profit or loss from equity	**(564)**	(122)	857
Sale of available-for-sale investments	**-**	-	(6,218)
Profit for the period after taxation	**100,733**	100,566	235,876
Total recognised income and expense for the period attributable to equity shareholders	**145,501**	77,742	223,113

Kerry Group plc
Consolidated Reconciliation of Changes in Shareholders' Equity
for the half year ended 30 June 2006

	Notes	**Half year ended 30 June 2006 Unaudited €'000**	Half year ended 30 June 2005 Unaudited €'000	Year ended 31 Dec. 2005 Audited €'000
At beginning of period		1,177,684	968,160	968,160
Impact of adoption of IAS 32 and IAS 39		-	8,131	9,550
Total recognised income and expense for the period		**145,501**	77,742	223,113
Dividends paid	4	**(20,597)**	(17,776)	(27,129)
Purchase of treasury shares	3	**(48,442)**	-	-
Shares issued during the period		**2,063**	2,858	4,014
Share issue costs		**-**	(16)	(24)
At end of period		**1,256,209**	1,039,099	1,177,684

Kerry Group plc
Consolidated Cash Flow Statement
for the half year ended 30 June 2006

	Half year ended 30 June 2006 Unaudited €'000	Half year ended 30 June 2005 Unaudited €'000	Year ended 31 Dec. 2005 Audited €'000
Operating activities			
Trading profit	**162,249**	159,876	380,213
Adjustments for:			
Depreciation (net)	**53,450**	51,877	101,643
Change in working capital	**(98,909)**	(78,144)	260
Exchange translation adjustment	**(615)**	1,270	494
Cash generated from operations	**116,175**	134,879	482,610
Income taxes paid	**(13,466)**	(22,831)	(50,656)
Finance costs paid (net)	**(35,015)**	(29,122)	(64,314)
Net cash from operating activities	**67,694**	82,926	367,640
Investing activities			
Purchase of non-current assets	**(56,450)**	(70,993)	(149,262)
Proceeds from the sale of non-current assets	**7,937**	11,895	28,928
Capital grants received	**974**	336	446
Net expenditure on acquisitions and disposals of businesses	**(86,435)**	(38,698)	(230,929)
Payment of deferred payables	**(1,253)**	(7,797)	(11,353)
Expenditure on non-trading items	**(3,457)**	(6,359)	(15,236)
Consideration adjustment on previous acquisitions	**-**	(1,345)	(18)
Net cash used in investing activities	**(138,684)**	(112,961)	(377,424)
Financing activities			
Dividends paid	**(20,597)**	(17,776)	(27,129)
Purchase of treasury shares	**(4,314)**	-	-
Issue of share capital	**2,063**	2,842	3,990
Net proceeds from bank borrowings	**89,967**	100,785	199,349
Decrease in bank overdrafts	**(55,336)**	(23,443)	(72,853)
Net cash from financing activities	**11,783**	62,408	103,357
Net (decrease) / increase in cash and cash equivalents	**(59,207)**	32,373	93,573
Cash and cash equivalents at beginning of period	**163,903**	65,328	65,328
Exchange translation adjustment on cash and cash equivalents	**(3,461)**	-	5,002
Cash and cash equivalents at end of period	**101,235**	97,701	163,903

Reconciliation of Net Cash Flow to Movement in Net Debt
for the half year ended 30 June 2006

Net (decrease) / increase in cash and cash equivalents	**(59,207)**	32,373	93,573
Cash inflow from debt financing	**(34,631)**	(77,342)	(126,496)
Changes in net debt resulting from cash flows	**(93,838)**	(44,969)	(32,923)
Exchange translation adjustment on net debt	**31,642**	(80,801)	(104,997)
Movement in net debt in the period	**(62,196)**	(125,770)	(137,920)
Net debt at beginning of period	**(1,275,358)**	(1,137,438)	(1,137,438)
Impact of adoption of IAS 32 and IAS 39	**-**	(1,419)	-
Net debt at end of period	**(1,337,554)**	(1,264,627)	(1,275,358)

Kerry Group plc
Notes to the Interim Report
for the half year ended 30 June 2006

1. Analysis of results

	Half year ended 30 June 2006 Unaudited		Half year ended 30 June 2005 Unaudited		Year ended 31 Dec. 2005 Audited	
	Segment Revenue €'000	**Segment Result €'000**	Segment Revenue €'000	Segment Result €'000	Segment Revenue €'000	Segment Result €'000
By business segment:						
Ingredients	**1,547,769**	**123,206**	1,453,161	118,450	3,021,944	283,816
Consumer foods	**874,768**	**52,075**	820,301	54,605	1,725,839	123,018
Unallocated and Group eliminations	**(157,201)**	**(13,032)**	(156,224)	(13,179)	(318,006)	(26,621)
	2,265,336	**162,249**	2,117,238	159,876	4,429,777	380,213
Intangible asset amortisation		**(5,433)**		(4,820)		(10,331)
Non-trading items		**3,223**		6,254		(3,623)
Operating profit		**160,039**		161,310		366,259

	Segment Revenue €'000	Segment Revenue €'000	Segment Revenue €'000
By destination:			
Europe	**1,455,739**	1,384,352	2,885,039
Americas	**635,480**	573,254	1,212,877
Asia Pacific	**174,117**	159,632	331,861
	2,265,336	2,117,238	4,429,777

2. Non-trading items

	Half year ended 30 June 2006 Unaudited €'000	Half year ended 30 June 2005 Unaudited €'000	Year ended 31 Dec. 2005 Audited €'000
Profit on sale of non-current assets	**6,898**	9,015	14,702
Loss on sale of businesses and plant closures	**(3,675)**	(2,761)	(18,325)
	3,223	6,254	(3,623)
Tax credit / (charge) on non-trading items	**119**	(1,417)	3,665
	3,342	4,837	42

The 2006 profit on sale of non-current assets primarily relates to the sale of properties.

The loss on sale of businesses and plant closures in 2006 relates to the closure of plants including Bingham and Hartlepool in the UK and Platters in Ireland.

The 2005 profit on sale of non-current assets primarily relates to the sale of Irish properties, plant and equipment and the disposal of available-for-sale investments.

The loss on sale of businesses and plant closures in 2005 relates to the sale of non-core businesses and the closure of plants.

3. Earnings per ordinary share

		Half year ended 30 June 2006 Unaudited		Half year ended 30 June 2005 Unaudited		Year ended 31 Dec. 2005 Audited	
	Notes	**EPS cent**	**€'000**	EPS cent	€'000	EPS cent	€'000
Basic earnings per share							
Profit after taxation and attributable to equity shareholders		**53.8**	**100,733**	53.8	100,566	126.1	235,876
Intangible asset amortisation		**2.9**	**5,433**	2.6	4,820	5.5	10,331
Non-trading items (net of tax)	2	**(1.8)**	**(3,342)**	(2.6)	(4,837)	-	(42)
Adjusted earnings*		**54.9**	**102,824**	53.8	100,549	131.6	246,165
Diluted earnings per share							
Profit after taxation and attributable to equity shareholders		**53.6**	**100,733**	53.5	100,566	125.5	235,876
Adjusted earnings*		**54.7**	**102,824**	53.5	100,549	131.0	246,165

*In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it is considered more reflective of the Group's underlying trading performance. Adjusted earnings is profit after taxation before intangible asset amortisation and non-trading items (net of tax).

	Number of Shares 000's 30 June 2006	Number of Shares 000's 30 June 2005	Number of Shares 000's 31 Dec. 2005
Basic weighted average number of shares	**187,271**	186,949	187,051
Impact of executive share options outstanding	**760**	905	879
Diluted weighted average number of shares	**188,031**	187,854	187,930
Actual number of shares in issue	**184,560**	187,092	187,196

On 26 June 2006 the Company commenced a share buy back programme of up to 2,800,000 A ordinary shares, representing approximately 1.5% of the issued share capital of the Company. By 30 June 2006, these shares had been repurchased at a total cost of **€48 million.**

All repurchases conducted under the programme were in accordance with the Company's general authority to repurchase securities as approved at the 2006 Annual General Meeting of the Company and in accordance with the Listing Rules of the Irish Stock Exchange, the Listing Rules of the UK Listing Authority, the Market Abuse Directive and any other applicable legislation and regulatory requirements.

4. Dividends

	Half year ended 30 June 2006 Unaudited €'000	Half year ended 30 June 2005 Unaudited €'000	Year ended 31 Dec. 2005 Audited €'000
Amounts recognised as distributions to equity shareholders in the period:			
Final 2005 dividend of **11.00 cent** per A ordinary share paid 26 May 2006 (2004: 9.50 cent per A ordinary share paid 27 May 2005)	**20,597**	17,776	17,776
Interim 2006 dividend of 5.50 cent per A ordinary share payable 24 November 2006 (2005: 5.00 cent per A ordinary share paid 25 November 2005)	-	-	9,353
	20,597	17,776	27,129

Since the end of the period, the Board has declared an interim dividend of 5.50 cent per share. The interim dividend will be paid on 24 November 2006 to shareholders registered on the record date 20 October 2006. These consolidated interim financial statements do not reflect this dividend payable.

5. Retirement benefits

The Group's defined benefit pension schemes' deficit which has been recognised in full in the Consolidated Balance Sheet in non-current liabilities, was as follows:

	30 June 2006 Unaudited €'000	30 June 2005 Unaudited €'000	31 Dec. 2005 Audited €'000
Deficit in plans before deferred tax at end of period	**(178,561)**	(267,115)	(249,103)
Related deferred tax asset	**57,386**	67,485	70,462
Deficit in plans after deferred tax at end of period	**(121,175)**	(199,630)	(178,641)

6. Businesses acquired

During the period the Group completed the acquisition of a number of businesses, all of which were 100% acquired. The total consideration for acquisitions amounted to **€96 million**.

The acquisition method of accounting has been used to consolidate the businesses acquired. The accounting for business acquisitions is provisional. Other than the valuation of intangible assets there are no material differences arising between the fair value of the assets and liabilities acquired and the acquiree's carrying value at the acquisition date. If however any fair values need to be adjusted they will be reflected in the acquisition accounting within one year of the acquisition date.

The principal acquisitions completed in the period are summarised as follows:

In April 2006, the Group acquired **Nuvex Ingredients**. Based in the USA the company specialises in customised high-protein and fibre nutritional lines.

The Group also acquired **Custom Industries** in March 2006. Located in the USA and Canada, the company is a leading manufacturer of particulates for bakery and ready-to-eat cereal applications and confectionery ingredients for sweet goods.

7. Events after the balance sheet date

Other than the approval of the interim dividend (see note 4 above) there have been no significant events, outside the ordinary course of business, affecting the Group since 30 June 2006.

8. Accounting policies and general information

These unaudited consolidated interim accounts for the six months ended 30 June 2006 have been prepared in accordance with the accounting policies detailed in the 2005 Annual Report.

These accounts are not full accounts and except where indicated are unaudited. Full consolidated financial statements to 31 December 2005 which received an unqualified audit report, have been filed with the Registrar of Companies.